Exhibit (a) (20)

November 3, 2015

REJECT MYLAN’S GROSSLY INADEQUATE OFFER FOR PERRIGO

Dear Perrigo Shareholder,

Since launching its offer for Perrigo Company plc (“Perrigo”), Mylan N.V. (“Mylan”) has taken a deceptive approach to convince you to tender your shares into its value-destructive offer for Perrigo. I am writing to urge you to ignore the contrived reasoning and NOT tender shares into Mylan’s grossly inadequate offer.

Protect your investment by taking NO ACTION with the materials sent to you by Mylan.

PERRIGO POSITIONED TO DELIVER SUBSTANTIALLY SUPERIOR VALUE TO SHAREHOLDERS

Perrigo recently announced full year 2016 EPS guidance of $9.30, or $9.45 inclusive of the anticipated benefits of the first $500 million of a $2 billion share repurchase plan we announced two weeks ago.i EPS of $9.45 would represent a 22% increase over calendar year 2015 guidance midpoint of $7.75 per share.ii With our increased guidance and share repurchase plan, we have established a clear pathway to create even more value for our shareholders as compared to Mylan’s grossly inadequate offer.

This positive outlook reflects our clear “Base Plus Plus Plus” strategy to deliver top line growth and includes specific actions we are taking to accelerate shareholder value by maximizing efficiency and productivity, and further leveraging the strength of the durable global platform we have built. These actions will supercharge our earnings power and ensure that we maximize the benefits of our global platform to drive continued growth and superior shareholder value. Our business is uniquely positioned, more so than ever before – through our durable consumer-facing base, our global platform, and significant upside from future OTC switches – to continue our history of producing compelling growth and value.

MYLAN’S REPEATED GOVERNANCE FAILINGS

Mylan’s poor corporate governance practices have been well documented, leading commentators to note the “corporate governance discount” that Mylan has earned through its governance structure and actions. It previously hid the details of its governance changes from its own shareholders, leading to shareholder litigation. And now the U.S. Securities and Exchange Commission is investigating Mylan for its disclosures concerning “related party matters,” connected to real estate transactions involving the company and its lead “independent” director. Mylan apparently received a subpoena from the SEC on September 10, but it chose not to disclose the investigation for seven weeks; and when it finally did so, it included a single vague reference without details. Perrigo shareholders have the right to know the facts.

MYLAN’S “MAKE-BELIEVE” REASONING

Mylan’s attempts to hide the ball do not end with governance:

Inventing Self-Serving Metrics. Mylan continues to ignore real metrics and rely on self-serving invented concepts, such as Perrigo’s “hypothetical unaffected share price,” seemingly in a desperate attempt to rationalize a grossly inadequate premium.

Ignoring Real Metrics, Including Perrigo’s Durable High Trading Multiple. On Mylan’s October 30 conference call, Chairman Robert Coury instructed investors to allow the market to value the potential pro forma combined company -- and yet he has consistently dismissed the attractive durable trading multiple Perrigo has earned from the market.

Mylan’s offer would be the lowest premium to unaffected share price of any biopharma transaction of more than $5 billion in aggregate value since the start of 2012. It would be dilutive to Mylan EPS until at least year four,iii and it would require you to accept Mylan shares with a price-to-earnings multiple that is significantly inferior to your more-valuable Perrigo shares (not to mention Mylan’s lower projected growth ratesiv). Don’t be fooled – Mylan is trying to steal your company.

And don’t just take our word for it. Third party analysts and commentators have expressed their views too.

MYLAN’S OFFER IS A BAD DEAL –INDEPENDENT THIRD PARTIES AGREE

“We continue to believe that Mylan’s arguments for its acquisition of Perrigo lack both financial and strategic rationale...”
- Citi, September 17, 2015

“MYL’s presentation ultimately failed to convince us that tendering would be the right move for fundamentally focused PRGO investors.”        - Jefferies, October 13, 2015

“We see more value in Perrigo standalone.”
- RBC, October 14, 2015

“We continue to believe PRGO is better off as a standalone company.”
- Guggenheim, October 30, 2015

PERRIGO HAS DELIVERED FAR GREATER SHAREHOLDER VALUE THAN MYLAN
AND WILL CONTINUE TO DO SO

Which company would you prefer to own?

Mylan’s offer is a bad deal for Perrigo shareholders. Perrigo’s Board of Directors strongly and unequivocally recommends that you DO NOT tender your shares into Mylan’s offer.

If you need assistance, or have questions, please contact MacKenzie Partners, Inc., Perrigo’s proxy solicitor, at 212-929-5500 or 800-322-2885 Toll-Free in North America or by email at PRGO@mackenziepartners.com.

We encourage shareholders to refer to Perrigo’s website for ongoing updates concerning Mylan’s offer at http://www.perrigo.com/StandaloneValue.

Yours sincerely,

Joseph C. Papa
Chief Executive Officer and Chairman

Irish Takeover Rules
The directors of Perrigo accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Perrigo (who have taken all reasonable care to ensure such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

A person interested in 1% or more of any class of relevant securities of Perrigo or Mylan may have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules, 2013 ("Irish Takeover Rules").

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed can be found on the Irish Takeover Panel's website at www.irishtakeoverpanel.ie. "Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities. Terms in quotation marks are defined in the Irish Takeover Rules, which can be found on the Irish Takeover Panel's website.

Rule 27 of the Takeover Rules

There has been no material change to the information contained in Annex C of the Schedule 14D-9.  With respect to the specific information requirements of Rule 27.1, there have been no changes to the information previously provided in Annex C of the Schedule 14D-9 as supplemented by the information provided in the letter to shareholders dated October 22nd, 2015 containing the profit forecasts of Perrigo for calendar year 2015 and calendar year 2016 (the "Profit Forecasts").

Rule 28.5 of the Takeover Rules

The directors of Perrigo confirm that the Profit Forecasts remain valid and each of EY and Morgan Stanley have indicated that they have no objection to their reports dated October 22nd, 2015 continuing to apply to the Profit Forecasts.

Morgan Stanley & Co. LLC acting through its affiliate, Morgan Stanley & Co. International plc, is financial advisor to Perrigo and no one else in connection with the matters referred to in this announcement. In connection with such matters, Morgan Stanley & Co. LLC, Morgan Stanley & Co. International plc, each of their affiliates and each of their and their affiliates' respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person other than Perrigo for providing the protections afforded to their clients or for providing advice in connection with the contents of this announcement or any other matter referred to herein.

Forward-Looking Statements
Certain statements in this letter are forward-looking statements. These statements relate to future events or the Company’s future financial performance and involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of the Company or its industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential” or other comparable terminology. The Company has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While the Company believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond the Company’s control. Risks and uncertainties include future actions that may be taken by Mylan in furtherance of its unsolicited offer; the timing, amount and cost of share repurchases; and the ability to execute and achieve the desired benefits of announced initiatives. These and other important factors, including those discussed under “Risk Factors” in the Perrigo Company’s Form 10-K for the year ended June 27, 2015, as well as the Company’s subsequent filings with the SEC, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements in this letter are made only as of the date hereof, and unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It
This letter does not constitute an offer to buy or solicitation of an offer to sell any securities. In response to the exchange offer commenced by Mylan N.V., Perrigo has filed a solicitation/recommendation statement on Schedule 14D-9 with the Securities and Exchange Commission (“SEC”). Security holders are urged to read the solicitation/recommendation statement and other relevant materials if and when they become available because they will contain important information. The solicitation/recommendation statement and other SEC filings made by Perrigo may be obtained (when available) without charge at the SEC’s website at www.sec.gov and at the investor relations section of the Perrigo website at perrigo.investorroom.com. Shareholders may also obtain copies of the information by contacting Mackenzie Partners, Inc. at 212-929-5500 or 800-322-2885 Toll-Free in North America or by email at PRGO@mackenziepartners.com.

i Illustrative CY2016 EPS including full impact of $500m of share buyback, expected to be completed by the end of 2015 and which is conditional on the lapsing of the Mylan Tender Offer, is expected to add $0.15 to Adj. EPS on an annual basis in CY2016. Illustrative impact of share buyback is not intended to constitute a profit forecast for any period nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Perrigo.
ii Increase from calendar year 2015 EPS guidance midpoint of $7.75
iii Based on Mylan’s own estimates, the transaction is accretive to Mylan EPS for the first time in year four following the transaction.
iv Based on projected compound annual growth rates from 2016 to 2019 of Perrigo’s and Mylan’s operating income and revenue, based on Thomson Consensus Estimates.  Perrigo does not endorse or adopt these estimated growth rates.